FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 6 January 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Schedule 10 - Notification of Major Interests in Shares


1   Name of company:

International Power plc


2   Name of shareholder having a major interest:

Franklin Resources, Inc.


3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

As above


4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Bank of New York, London         497,830
Bank of New York, Europe          54,470
Chase Nominees Ltd            26,635,643
Clydesdale Bank PLC            6,116,955
Deutsche Bank                    598,937
HSBC                             310,140
Merrill Lynch                    309,390
Northern Trust Company         1,325,360
Royal Trust Corp. of Canada    2,428,973
State Street Nominees Limited  4,519,814


5   Number of shares/amount of stock acquired:

Not known


6   Percentage of issued class:

Not known


7   Number of shares/amount of stock disposed:

Not known


8   Percentage of issued class:

Not known


9   Class of security:

Ordinary shares of 50 pence each


10  Date of transaction:

Not known


11  Date company informed:

6 January 2003


12  Total holding following this notification:

42,797,512


13  Total percentage holding of issued class following this notification:

3.8296%


14  Contact name for queries:


1.  Investors                   Grant Jones
2.  Media                       Aarti Singhal


15 Contact telephone number:

1.  44-207-320-8619
2.  44-207-320-8681


16  Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary


17  Date of notification:

6 January 2003



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary